                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 34)*

                          TUBOS DE ACERO DE MEXICO S.A.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                    898592506
                                 (CUSIP Number)
                            Mr. Fernando R. Mantilla
      Av. Leandro N. Alem 1067, 27th Floor, 1001 - Buenos Aires, Argentina
                               (54-11) 4018-2245
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                November 11, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   898592506
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                            ROBERTO ROCCA
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) .......................................................

           (b) .......................................................
3.   SEC Use Only...........................................................
4.   Source of Funds (See Instructions)     NOT APPLICABLE
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
6.   Citizenship or Place of Organization        ITALY


Number of          7.   Sole Voting Power   NONE
Shares Bene-       8.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                     Stock (1 ADR=5 shares)
Owned by           9.   Sole Dispositive Power  NONE
Each Reporting     10.  Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                       Common Stock (1 ADR=5 shares)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person  174,114,015
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
13.  Percent of Class Represented by Amount in Row (11)     50.7719%
14.  Type of Reporting Person (See Instructions)      IN
     .......................................................................
     .......................................................................
     .......................................................................
     .......................................................................
     .......................................................................

CUSIP No.   898592506
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                            SIDERCA Sociedad Anonima Industrial y Comercial
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) .......................................................
           (b) .......................................................
3.   SEC Use Only...........................................................
4.   Source of Funds (See Instructions)     NOT APPLICABLE
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
6.   Citizenship or Place of Organization        ARGENTINA


Number of          7.   Sole Voting Power   NONE
Shares Bene-       8.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                     Stock (1 ADR=5 shares)
Owned by           9.   Sole Dispositive Power  NONE
Each Reporting     10.  Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                       Common Stock (1 ADR=5 shares)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
13.  Percent of Class Represented by Amount in Row (11)     50.7719%
14.  Type of Reporting Person (See Instructions)      CO
     .......................................................................
     .......................................................................
     .......................................................................
     .......................................................................
     .......................................................................

CUSIP No.   898592506
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                            SIDERCA INTERNATIONAL ApS
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ...........................................................

           (b) ...........................................................
3.   SEC Use Only...............................................................
4.   Source of Funds (See Instructions)     NOT APPLICABLE
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
6.   Citizenship or Place of Organization        DENMARK


Number of          7.   Sole Voting Power   NONE
Shares Bene-       8.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                     Stock (1 ADR=5 shares)
Owned by           9.   Sole Dispositive Power  NONE
Each Reporting     10.  Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                       Common Stock (1 ADR=5 shares)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
13.  Percent of Class Represented by Amount in Row (11)     50.7719%
14.  Type of Reporting Person (See Instructions)      CO
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................

CUSIP No.   898592506
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                            ROCCA & PARTNERS Sociedad Anonima
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ...........................................................

           (b) ...........................................................
3.   SEC Use Only...............................................................
4.   Source of Funds (See Instructions)     NOT APPLICABLE
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
6.   Citizenship or Place of Organization        BRITISH VIRGIN ISLANDS


Number of          7.   Sole Voting Power   NONE
Shares Bene-       8.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                     Stock (1 ADR=5 shares)
Owned by           9.   Sole Dispositive Power  NONE
Each Reporting     10.  Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                       Common Stock (1 ADR=5 shares)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
13.  Percent of Class Represented by Amount in Row (11)     50.7719%
14.  Type of Reporting Person (See Instructions)      CO
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................

CUSIP No.   898592506
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                        SAN FAUSTIN N.V.
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ...........................................................

           (b) ...........................................................
3.   SEC Use Only...............................................................
4.   Source of Funds (See Instructions)     NOT APPLICABLE
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
6.   Citizenship or Place of Organization        NETHERLANDS ANTILLES


Number of          7.   Sole Voting Power   NONE
Shares Bene-       8.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                     Stock (1 ADR=5 shares)
Owned by           9.   Sole Dispositive Power  NONE
Each Reporting     10.  Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                       Common Stock (1 ADR=5 shares)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
13.  Percent of Class Represented by Amount in Row (11)     50.7719%
14.  Type of Reporting Person (See Instructions)      CO
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................

CUSIP No.   898592506
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                SIDERTUBES S.A.
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) .......................................................

           (b) .......................................................
3.   SEC Use Only...........................................................
4.   Source of Funds (See Instructions)     NOT APPLICABLE
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
6.   Citizenship or Place of Organization        LUXEMBOURG


Number of          7.   Sole Voting Power   NONE
Shares Bene-       8.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                     Stock (1 ADR=5 shares)
Owned by           9.   Sole Dispositive Power  NONE
Each Reporting     10.  Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                       Common Stock (1 ADR=5 shares)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
13.  Percent of Class Represented by Amount in Row (11)     50.7719%
14.  Type of Reporting Person (See Instructions)      CO
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................

CUSIP No.   898592506
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                I.I.I. INDUSTRIAL INVESTMENTS INC.
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ...........................................................

     (b) ...........................................................
3.   SEC Use Only...............................................................
4.   Source of Funds (See Instructions)     NOT APPLICABLE
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
6.   Citizenship or Place of Organization        BRITISH VIRGIN ISLANDS


Number of          7.   Sole Voting Power   NONE
Shares Bene-       8.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                     Stock (1 ADR=5 shares)
Owned by           9.   Sole Dispositive Power  NONE
Each Reporting     10.  Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                       Common Stock (1 ADR=5 shares)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
13.  Percent of Class Represented by Amount in Row (11)     50.7719%
14.  Type of Reporting Person (See Instructions)      CO
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................

CUSIP No.   898592506
15.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                TENARIS S.A.
16.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ...........................................................

           (b) ...........................................................
17.  SEC Use Only...............................................................
18.  Source of Funds (See Instructions)     NOT APPLICABLE
19.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
20.  Citizenship or Place of Organization        LUXEMBOURG


Number of          21.   Sole Voting Power   NONE
Shares Bene-       22.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                      Stock (1 ADR=5 shares)
Owned by           23.   Sole Dispositive Power  NONE
Each Reporting     24.   Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                        Common Stock (1 ADR=5 shares)

25.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
26.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
27.  Percent of Class Represented by Amount in Row (11)     50.7719%
28.  Type of Reporting Person (See Instructions)      CO
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................

CUSIP No.   898592506
29.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                INVERTUB S.A.
30.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ...........................................................

           (b) ...........................................................
31.  SEC Use Only...............................................................
32.  Source of Funds (See Instructions)     NOT APPLICABLE
33.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
34.  Citizenship or Place of Organization        ARGENTINA


Number of          35.   Sole Voting Power   NONE
Shares Bene-       36.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                      Stock (1 ADR=5 shares)
Owned by           37.   Sole Dispositive Power  NONE
Each Reporting     38.   Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                        Common Stock (1 ADR=5 shares)

39.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
40.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
41.  Percent of Class Represented by Amount in Row (11)     50.7719%
42.  Type of Reporting Person (See Instructions)      CO
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................

CUSIP No.   898592506
43.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                                SIDTAM LIMITED
44.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) ...........................................................

           (b) ...........................................................
45.  SEC Use Only...............................................................
46.  Source of Funds (See Instructions)     NOT APPLICABLE
47.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)..........
48.  Citizenship or Place of Organization        BRITISH VIRGIN ISLANDS


Number of          49.   Sole Voting Power   NONE
Shares Bene-       50.   Shared Voting Power  174,114,015 Shares of TAMSA Common
ficially                                      Stock (1 ADR=5 shares)
Owned by           51.   Sole Dispositive Power  NONE
Each Reporting     52.   Shared Dispositive Power  174,114,015 Shares of TAMSA
Person With                                        Common Stock (1 ADR=5 shares)


53.  Aggregate Amount Beneficially Owned by Each Reporting Person    174,114,015
54.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
          NOT APPLICABLE
55.  Percent of Class Represented by Amount in Row (11)     50.7719%
56.  Type of Reporting Person (See Instructions)      CO
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................

                        AMENDMENT NO. 34 TO SCHEDULE 13D

      This Amendment No. 34 amends, supplements and restates the Statement on
Schedule 13D originally filed on September 24, 1992, as amended ("Schedule 13D"), on behalf of Roberto Rocca, Siderca Sociedad Anonima, Industrial y Comercial ("Siderca SAIC"), and Siderca International ApS ("Siderca ApS"), together with Rocca & Partners S.A. ("Rocca & Partners"), San Faustin N.V. ("San Faustin"), Sidertubes S.A. ("Sidertubes"), I.I.I. Industrial Investments Inc. ("III BVI"), Tenaris S.A. ("Tenaris"), Invertub Sociedad Anonima ("Invertub") and Sidtam Limited ("Sidtam") (collectively, "Reporting Persons"), relating to the common shares, without par value, of Tubos de Acero de Mexico S.A., a Mexican company.

      Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this Amendment No. 34 to the Schedule 13D amends and restates, as applicable, as of the date of this Amendment, the entire text of the Schedule 13D, as amended, in connection with the Reporting Persons' first filing of an amendment to the Schedule 13D under the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system. As permitted by the rules and regulations of the Securities and Exchange Commission, the Reporting Persons filed Amendments No.1 through No. 33 to the Schedule 13D in paper format.

      Item 1.  Security and Issuer

      This statement relates to the shares of common stock, without par value ("TAMSA shares"), (including shares of common stock underlying American Depositary Shares ("ADSs") and represented by American Depositary Receipts ("ADRs")) of Tubos de Acero de Mexico S.A., ("TAMSA"), a Mexican corporation, with its principal executive offices at Edificio Parque Reforma, Campos Eliseos 400-17 Piso, Col. Chapultepec Polanco, 11560 Mexico, D.F., Mexico.

      Item 2.  Identity and Background

      This statement is filed by Mr. Roberto Rocca, Siderca SAIC, Siderca ApS, together with Rocca & Partners, San Faustin, Sidertubes, III BVI, Tenaris, Invertub and Sidtam.

      Mr. Roberto Rocca, an Italian citizen, resides in Argentina and has his principal business address at Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina. He is Honorary Chairman of San Faustin and President of Siderca SAIC.

      Siderca SAIC, an Argentine corporation, is engaged in the manufacturing of seamless steel pipes. Its principal business offices are at Av. Leandro N. Alem, 1067, Buenos Aires, Argentina.

      Siderca ApS is a Danish holding company. Its principal offices are located at Ostergade 24A, DK, 1100, Denmark.

      Rocca & Partners is a British Virgin Islands holding company with its business address at Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

      San Faustin is a Netherlands Antilles holding company. Its principal business address is at Berg Arrarat 1, Curacao, Netherlands Antilles.

      Sidertubes is a Luxembourg holding company with its principal business office at 23 Avenue Monterey, L-2086 Luxembourg.

      Sidtam Limited, is a British Virgin Islands holding company. Its principal business address it at Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, British Virgin Islands.

      As a result of a series of recent corporate reorganization transactions, III BVI, a British Virgin Islands corporation, Tenaris, a Luxembourg corporation, and Invertub, an Argentine corporation, have become beneficial owners of TAMSA Shares.

      Pursuant to these reorganization transactions, Santa Maria Sociedad Anonima Inversora y Financiera ("Santa Maria"), an indirect subsidiary of San Faustin, approved a spin-off of its assets (including its interest in TAMSA) to Invertub. The spin-off was completed on July 10, 2002. Prior to the spin-off, on December 21, 2001, Sidertubes transferred its shares in Santa Maria to its newly-created subsidiary Tenaris. On August 23, 2002, San Faustin transferred its shares in Sidertubes to its newly created subsidiary III BVI. On October 18, 2002, Sidertubes contributed all its assets and liabilities (including its interest in TAMSA) to Tenaris.

      III BVI is a British Virgin Islands holding company, with its business address at Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, British Virgin Islands.

      Tenaris is a Luxembourg holding company, with its business address at 23, Avenue Monterey, L-2163 Luxembourg.

      Invertub is an Argentine holding company, with its business address at Av. Leandro N. Alem 1067, 28th Floor, Buenos Aires, Argentina.

      Information required by subparagraphs (a) through (c) and subparagraphs
(f) of Item 2 of Schedule 13D, as such information pertains to the executive officers and directors of Siderca SAIC, Siderca ApS, Rocca & Partners, San Faustin, Sidertubes, III BVI, Tenaris, Invertub and Sidtam is set forth respectively on Schedules A through I and is hereby incorporated herein by reference.

      None of the Reporting Persons, and to their best knowledge, none of the executive officers or directors of Siderca SAIC, Siderca ApS, Rocca & Partners, San Faustin, Sidertubes, III BVI, Tenaris, Invertub or Sidtam has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds and Other Consideration

      All of the funds used for the purchases of TAMSA Shares reported on the various amendments to this Schedule 13D were provided from the working capital of the purchaser.

      Item 4.  Purpose of the Transaction

      As reported in Amendment No. 33 to the Schedule 13D, on September 13, 2002, Tenaris announced the filing of registration statements, prospectuses and other offering documents with the Argentine Securities Commission ("CNV"), the Mexican Securities and Banking Commission ("CNBV"), the Italian Securities Commission ("Consob") and the U.S. Securities and Exchange Commission ("SEC"), relating to Tenaris's offer to exchange its ordinary shares and ADSs for Class A ordinary shares and ADSs of Siderca SAIC, shares and ADSs of TAMSA and ordinary shares of Dalmine S.p.A (the "Exchange Offer"). Reference is now made to the press release issued by Tenaris on November 11, 2002 announcing the commencement of the Exchange Offer. The Exchange Offer will expire on December 13, 2002, unless extended. Among other conditions, Tenaris will not be required to consummate the Exchange Offer unless a sufficient number of TAMSA's total outstanding shares (in the form of shares or ADSs) are validly tendered and not withdrawn so that, after consummation of the Exchange Offer, Tenaris holds, directly or indirectly, more than 80% of TAMSA's total outstanding common shares (in the form of shares or ADSs). Tenaris has reserved the right to waive or modify this or any of the other conditions in its discretion, subject to certain limitations and applicable law.

      Item 5.  Interest in Securities of the Issuer

      (a) As of the date of this Amendment No. 34 to the Schedule 13D, Siderca ApS directly held 140,600,900 shares, or approximately 43.8%, Tenaris directly held 23,813,115 shares, or approximately 6.94%, and Sidtam directly held 9,700,000, or approximately 2.83% of TAMSA's total outstanding capital stock. As a result, each of the Reporting Persons is a beneficial owner, for the purposes of Rule 13d-3 under the Exchange Act of 1934, of 174,114,015 common shares of TAMSA, corresponding to 50,7719% of TAMSA's outstanding share capital.

      (b) Each of the Reporting Persons has the shared power to vote and to dispose of TAMSA Shares beneficially owned by each of the Reporting Persons.

      (c) Except for transfer of shares among Reporting Persons described in
Item 2 above, no transactions in TAMSA Shares have been effected during the past 60 days by any of the Reporting Persons.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, TAMSA Shares beneficially owned by any of the Reporting Persons and to which this Schedule relates.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      To the best of the knowledge of the Reporting Persons, as of the date of this Amendment No. 34 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of Schedule 13D or between such persons and any person with respect to any securities of TAMSA.

      Item 7.  Material to be Filed as Exhibits

      The press release, dated November 11, 2002, announcing the commencement of the Exchange Offer, filed as an exhibit to Tenaris's tender offer statement on Schedule TO dated November 12, 2002, is incorporated hereby by reference.

      Powers of attorney for Tenaris S.A., I.I.I. Industrial Investments Inc. and Invertub S.A. are filed as exhibits hereto. Powers of attorney for each of the other Reporting Persons are incorporated by reference into this Amendment to the ones filed as exhibits to Amendment No. 23 to the Schedule 13D of Siderca ApS.

      The written agreement of the Reporting Persons related to the filing of this Schedule 13D as required by Rule 13d-k(1)(iii) is included in the signature pages hereto and is hereby filed as an exhibit hereto.

                                                                      SCHEDULE A

                                SIDERCA S.A.I.C.

                                                              PRESENT PRINCIPAL
DIRECTORS                     BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
---------                     ----------------                ----------                    -----------
Roberto Rocca                 Av. Leandro Alem 1067,          Honorary Chairman of          Italian
                              Buenos Aires - Argentina        San Faustin

Paolo Rocca                   Av. Leandro Alem 1067,          Chief Executive Officer       Italian
                              Buenos Aires - Argentina        of Tenaris

Federico Pena                 Av. Leandro Alem 1067,          Vice President of Santa       Argentine
                              Buenos Aires - Argentina        Maria S.A.I.F.

Gianfelice Rocca              Av. Leandro Alem 1067,          Chairman of San Faustin       Italian
                              Buenos Aires - Argentina

Ernesto Cossavella            Av. Leandro Alem 1067,          Independent Consultant        Argentine
                              Buenos Aires - Argentina

Bruno Marchettini             Av. Leandro Alem 1067,          Executive Vice                Italian
                              Buenos Aires - Argentina        President of Siderar

Carlos Franck                 Av. Leandro Alem 1067,          President of Santa            Argentine
                              Buenos Aires - Argentina        Maria S.A.I.F.

Arturo Lisdero                Maipu 942 Piso 21               Independent Consultant        Argentine

Carlos Tramutola              Av. Leandro Alem 1067,          President of Strat            Argentine
                              Buenos Aires - Argentina        Consulting

Fernando Mantilla             Av. Leandro Alem 1067,          Secretary of San Faustin      Argentine
                              Buenos Aires - Argentina

Arnaldo Musich                Cordoba 320, Buenos             Vice President of Santa       Argentine
                              Aires, Argentina                Maria S.A.I.F

Amadeo Vazquez y Vazquez      Av. Leandro Alem 1067,          Independent Consultant        Argentine
                              Buenos Aires - Argentina

Hector Carissimi              Av. Del Libertador 3736,        Independent Consultant        Italian
Alternate Director            Province of Buenos Aires,
                              Argentina

Guillermo Hang                Av. Leandro Alem 1067,          Director of Techint           Argentine
Alternate Director            Buenos Aires - Argentina        Financial Corp.

Martin Recondo                Av. Leandro Alem 1067,          Chief Legal Counsel of        Argentine
Alternate Director            Buenos Aires - Argentina        Siderca

                                                              PRESENT PRINCIPAL
EXECUTIVE OFFICERS            BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
------------------            ----------------                ----------                    -----------
Paolo Rocca                   Av. Leandro Alem 1067,          Chief Executive Officer       Italian
Chief Executive Officer       Buenos Aires - Argentina        of Tenaris

Guillermo Noriega             Av. Leandro Alem 1067,          Chief Operating Officer       Argentine
Chief Operating Officer       Buenos Aires - Argentina        of Siderca

German Cura                   Av. Leandro Alem 1067,          Export Sales Manager of       Argentine
Export Sales Manager          Buenos Aires - Argentina        Siderca

Juan Jose Serio               Av. Leandro Alem 1067,          Planning and                  Argentine
Planning and                  Buenos Aires - Argentina        Administration Director
Administration Director                                       of Siderca

Jorge Tena                    Av. Leandro Alem 1067,          Production Director of        Mexican
Production Director           Buenos Aires - Argentina        Siderca

Juan Carlos Bongartz          Av. Leandro Alem 1067,          Labor Relations Manager       Argentine
Labor Relations Manager       Buenos Aires - Argentina        of Siderca

Anibal Godoi                  Av. Leandro Alem 1067,          Systems Manager of            Argentine
Systems Manager               Buenos Aires - Argentina        Siderca

Edgardo Carlos                Av. Leandro Alem 1067,          Finance Manager of            Argentine
Finance Manager               Buenos Aires - Argentina        Siderca

Walter Alberto Scommazon      Av. Leandro Alem 1067,          Quality Control Manager       Argentine
Quality Control Manager       Buenos Aires - Argentina        of Siderca

Ruben Fidalgo                 Av. Leandro Alem 1067,          Domestic Market Manager       Argentine
Domestic Market Manager       Buenos Aires - Argentina        of Siderca

                                                              PRESENT PRINCIPAL
SUPERVISORY COUNCIL           BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
-------------------           ----------------                ----------                    -----------
Mario Azulay                  Suipacha 1380 Piso 1(degrees),  Independent Consultant        Argentine
                              Buenos Aires, Argentina

Juan Valdez Follino           Av. Leandro Alem 1067,          C.P.A.                        Argentine
                              Buenos Aires - Argentina

Alberto Pertini               Av. Leandro Alem 1067,          Industrial Engineer           Argentine
                              Buenos Aires - Argentina

Roberto Fernandez Moujan      Av. Leandro Alem 1067,          Lawyer                        Argentine
                              Buenos Aires - Argentina

                                                                      SCHEDULE B

                            SIDERCA INTERNATIONAL APS

                                                              PRESENT PRINCIPAL
DIRECTORS                     BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
---------                     ----------------                ----------                    -----------
Carlos Condorelli             Av. Leandro Alem 1067,          Chief Financial Officer       Argentine
                              Buenos Aires - Argentina        of Tenaris

Renato Lorenzin               Via Emilio Bossi 1,             Sole Director of San          Italian
Assistant Secretary           Lugano  - Switzerland           Faustin Lugano S.A.

Leonardo Stazi                Av. Leandro Alem 1067,          Administrative and            Argentine
                              Buenos Aires - Argentina        Financial Director of
                                                              Siderar S.A.I.C.

Lars Phillip Comerford        C/o Intertrust (Denmark)        Director of Intertrust        Danish
                              A/S, Ostergade 24A, 1100        (Denmark) A/S
                              Kobenhavn K, Denmark

                                                                      SCHEDULE C

                                ROCCA & PARTNERS

                                                              PRESENT PRINCIPAL
DIRECTORS                     BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
---------                     ----------------                ----------                    -----------
Roberto Rocca                 Av. Leandro Alem 1067,          Honorary Chairman of          Italian
                              Buenos Aires - Argentina        San Faustin

Roberto Einaudi               Via Capuccini 14, Milan,        Past Chairman of San          Italian
                              Italy                           Faustin

Anna Rocca Bonatti            Via Maggiolini 1, Milan,        Director of Rocca &           Italian
                              Italy                           Partners

Marcella Rocca                Gaspar Campos 325,              Director of Rocca &           Italian
                              Province of Buenos Aires,       Partners
                              Argentina

                                                              PRESENT PRINCIPAL
EXECUTIVE OFFICERS            BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
------------------            ----------------                ----------                    -----------
Roberto Rocca                 Av. Leandro Alem 1067,          Honorary Chairman of          Italian
President                     Buenos Aires - Argentina        San Faustin

Roberto Einaudi               Via Capuccini 14, Milan,        Past Chairman of San          Italian
Vice President                Italy                           Faustin

Guido Bonatti                 Via Donizetti 57                Financial Advisor             Italian
Treasurer                     Milan, Italy

Stella Maris Martino          Via Maggio 2, Lugano,           Secretary of Rocca &          Italian
Secretary                     Switzerland                     Partners

Stefano Gnecchi Ruscone       Via Maggio 2, Lugano,           Economist                     Italian
Assistant Secretary           Switzerland

Andres Pinero                 Carlos Pellegrini 1175,         Architect                     Argentine
Assistant Secretary           1(degrees)"A"
                              Buenos Aires, Argentina

                                                                      SCHEDULE D

                                SAN FAUSTIN N.V.

                                                              PRESENT PRINCIPAL
DIRECTORS                     BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
---------                     ----------------                ----------                    -----------
Roberto Rocca                 Av. Leandro Alem 1067,          Honorary Chairman of          Italian
                              Buenos Aires - Argentina        San Faustin

Roberto Einaudi               Via Capuccini 14, Milan,        Past Chairman of San          Italian
                              Italy                           Faustin

Giansandro Bassetti           Via La Marmora 1, Milan,        Vice Chairman of San          Italian
                              Italy                           Faustin

Lucio Bastianini              9A, Plateau de Frontenex,       Vice Chairman of San          Italian
                              Geneva, Switzerland             Faustin

Guido Bonatti                 Via Donizetti 57                Financial Advisor             Italian
                              Milan, Italy

Roberto Bonatti               Av. Leandro Alem 1067,          President of San Faustin      Italian
                              Buenos Aires - Argentina

Marco Drago                   Via G. da Verrazano 15,         Chief Executive Officer       Italian
                              28100, Novara, Italy            of Istituto Geografico
                                                              De Agostini, Novara

Vincenzo Figus                Via Parigi 11, Rome, Italy      General Counsel of San        Italian
                                                              Faustin

Franco Grandi                 Rua 7 de Abril 277, San         Private investor              Italian
                              Pablo, Brazil

Gianfelice Rocca              Av. Leandro Alem 1067,          Chairman of San Faustin       Italian
                              Buenos Aires - Argentina

Ludovico Rocca                Av. Leandro Alem 1067,          Director of San Faustin       Italian
                              Buenos Aires - Argentina

Paolo Rocca                   Av. Leandro Alem 1067,          Chief Executive Officer       Italian
                              Buenos Aires - Argentina        of Tenaris

                                                              PRESENT PRINCIPAL
EXECUTIVE OFFICERS            BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
------------------            ----------------                ----------                    -----------
Gianfelice Rocca              Av. Leandro Alem 1067,          Chairman of San Faustin       Italian
Chairman                      Buenos Aires - Argentina

Giansandro Bassetti           Via La Marmora 1, Milan,        Vice Chairman of San          Italian
Vice Chairman                 Italy                           Faustin

Lucio Bastianini              9A, Plateau de Frontenex,       Vice Chairman of San          Italian
Vice Chairman                 Geneva, Switzerland             Faustin

Roberto Einaudi               Via Capuccini 14, Milan,        Past Chairman of San          Italian
Past Chairman                 Italy                           Faustin

Roberto Rocca                 Av. Leandro Alem 1067,          Honorary Chairman of          Italian
Honorary Chairman             Buenos Aires - Argentina        San Faustin

Roberto Bonatti               Av. Leandro Alem 1067,          President of San Faustin      Italian
President                     Buenos Aires - Argentina

Paolo Rocca                   Av. Leandro Alem 1067,          Chief Executive Officer       Italian
Vice President                Buenos Aires - Argentina        of Tenaris

Carlos Enrique Zandona        Av. Leandro Alem 1067,          Treasurer of San Faustin      Argentine
Treasurer                     Buenos Aires - Argentina

Pierluigi Molajoni            Av. Leandro Alem 1067,          President, Techint            Italian
General Manager               Buenos Aires - Argentina        Engineering Company Inc.

Fernando Mantilla             Av. Leandro Alem 1067,          Secretary of San Faustin      Argentine
Secretary                     Buenos Aires - Argentina

Umberto Bocchini              Av. Leandro Alem 1067,          In-house Lawyer               Italian
Assistant Secretary           Buenos Aires - Argentina

Stefano Gnecchi Ruscone       Via Maggio 2, Lugano,           Economist                     Italian
Assistant Secretary           Switzerland

                                                                      SCHEDULE E

                                 SIDERTUBES S.A.

                                                              PRESENT PRINCIPAL
DIRECTORS                     BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
---------                     ----------------                ----------                    -----------
Giansandro Bassetti           Via La Marmora 1, Milan,        Vice Chairman of San          Italian
                              Italy                           Faustin

Lucio Bastianini              9A, Plateau de Frontenex,       Vice Chairman of San          Italian
                              Geneva, Switzerland             Faustin

Roberto Bonatti               Av. Leandro Alem 1067,          President of San Faustin      Italian
                              Buenos Aires - Argentina

Gianfelice Rocca              Av. Leandro Alem 1067,          Chairman of San Faustin       Italian
                              Buenos Aires - Argentina

Paolo Rocca                   Av. Leandro Alem 1067,          Chief Executive Officer       Italian
                              Buenos Aires - Argentina        of Tenaris

Carlos Enrique Zandona        Av. Leandro Alem 1067,          Treasurer of San Faustin      Argentine
                              Buenos Aires - Argentina

                                                                      SCHEDULE F

                       I.I.I. INDUSTRIAL INVESTMENTS INC.

                                                              PRESENT PRINCIPAL
DIRECTORS                     BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
---------                     ----------------                ----------                    -----------
Roberto Bonatti               Av. Leandro Alem 1067,          President of San Faustin      Italian
                              Buenos Aires - Argentina

Fernando Mantilla             Av. Leandro Alem 1067,          Secretary of San Faustin      Argentine
                              Buenos Aires - Argentina

Carlos Enrique Zandona        Av. Leandro Alem 1067,          Treasurer of San Faustin      Argentine
                              Buenos Aires - Argentina

                                                              PRESENT PRINCIPAL             CITIZENSHIP
EXECUTIVE OFFICERS            BUSINESS ADDRESS                OCCUPATION
------------------            ----------------                ----------
Roberto Bonatti               Av. Leandro Alem 1067,          President of San Faustin      Italian
President                     Buenos Aires - Argentina

Fernando Mantilla             Av. Leandro Alem 1067,          Secretary of San Faustin      Argentine
Secretary                     Buenos Aires - Argentina

Carlos Enrique Zandona        Av. Leandro Alem 1067,          Treasurer of San Faustin      Argentine
Treasurer                     Buenos Aires - Argentina

Umberto Bocchini              Av. Leandro Alem 1067,          In-house Lawyer               Italian
Assistant Secretary           Buenos Aires - Argentina

Renato Lorenzin               Via Emilio Bossi 1,             Sole Director of San          Italian
Assistant Secretary           Lugano - Switzerland            Faustin Lugano S.A.

                                                                      SCHEDULE G

                                  TENARIS S.A.

                                                              PRESENT PRINCIPAL
DIRECTORS                     BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
---------                     ----------------                ----------                    -----------
Paolo Rocca                   Av. Leandro Alem 1067,          Chief Executive Officer       Italian
                              Buenos Aires - Argentina        of Tenaris

Renato Lorenzin               Via Emilio Bossi 1,             Sole Director of San          Italian
                              Lugano  - Switzerland           Faustin Lugano S.A.

Enrico Bonatti                Via Monte Rosa 93               Director of Techint           Italian
                              Milan, Italy                    Finanziaria S.r.l.

Fernando Mantilla             Av. Leandro Alem 1067,          Secretary of San              Argentine
                              Buenos Aires - Argentina        Faustin

                                                              PRESENT PRINCIPAL
EXECUTIVE OFFICERS            BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
------------------            ----------------                ----------                    -----------
Paolo Rocca                   Av. Leandro Alem 1067,          Chief Executive Officer       Italian
Chief Executive Officer       Buenos Aires - Argentina        of Tenaris

Carlos Condorelli             Av. Leandro Alem 1067,          Chief Financial Officer       Argentine
Chief Financial Officer       Buenos Aires - Argentina        of Tenaris

                                                                      SCHEDULE H

                            INVERTUB SOCIEDAD ANONIMA

                                                              PRESENT PRINCIPAL
DIRECTORS                      BUSINESS ADDRESS               OCCUPATION                    CITIZENSHIP
---------                      ----------------               ----------                    -----------
Carlos Franck                  Av. Leandro Alem 1067,         President of  Santa           Argentine
(President)                    Buenos Aires Argentina         Maria S.A.I.F.

Carlos Alberto Condorelli      Av. Leandro Alem 1067,         Chief Financial Officer       Argentine
                               Buenos Aires - Argentina       of Tenaris

Carlos Enrique Zandona         Av. Leandro Alem 1067,         Treasurer of San Faustin      Argentine
                               Buenos Aires Argentina

Federico Pena (h)              Av. Leandro Alem 1067,         Vice President of Santa       Argentine
(Alternate Director)           Buenos Aires - Argentina       Maria  SAIF.

Martin Carlos Arriola          Av. L.N. Alem 1067,            In-house counsel              Argentine
Alternate Statutory            Buenos Aires-Argentina
Auditor

Ignacio Maria Casares          Av. L.N. Alem 1067,            In-house counsel              Argentine
Alternate Statutory            Buenos Aires-Argentina
Auditor

                                                                      SCHEDULE I

                                 SIDTAM LIMITED

                                                              PRESENT PRINCIPAL
DIRECTORS                     BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
---------                     ----------------                ----------                    -----------
Fernando Mantilla             Av. Leandro Alem 1067,          Secretary of San Faustin      Argentine
                              Buenos Aires - Argentina

Claudio Gugliuzza             Km. 433.7 Carretera             Administrative Director       Argentine
                              Mexico-Veracruz Via Xalapa      of TAMSA
                              Veracruz, 91700
                              Mexico

Leonardo Stazi                Av. Leandro Alem 1067,          Administrative and            Argentine
                              Buenos Aires - Argentina        Financial Director of
                                                              Siderar S.A.I.C.

Edgardo Carlos                Av. Leandro Alem 1067,          Finance Manager of            Argentine
                              Buenos Aires - Argentina        Siderca

                                                              PRESENT PRINCIPAL
EXECUTIVE OFFICERS            BUSINESS ADDRESS                OCCUPATION                    CITIZENSHIP
------------------            ----------------                ----------                    -----------
Fernando Mantilla             Av. Leandro Alem 1067,          Secretary of San              Argentine
President                     Buenos Aires - Argentina        Faustin

Mario Lalla                   Avenida Prosperidade, 374-      Administrative and            Argentine
Treasurer                     Vila Prosperidade               Financial Director of
                              Sao Caetano do Sul - SP         Confab Industrial S.A.
                              Brazil

Leonardo Stazi                Av. Leandro Alem 1067,          Administrative and            Argentine
Secretary                     Buenos Aires - Argentina        Financial Director of
                                                              Siderar S.A.I.C.

Felix Todd Pinero             Edificio Parque Reforma,        Legal Counsel of Tamsa        Mexican
Assistant Secretary           Campos Eliseos 400, 11560
                              Mexico, D.F., Mexico

Umberto Bocchini              Av. Leandro Alem 1067,          In-house Lawyer               Italian
Assistant Secretary           Buenos Aires - Argentina

                         [LETTERHEAD OF ROBERTO ROCCA]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by ROBERTO ROCCA to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


November 14, 2002


                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                     [LETTERHEAD OF ROCCA & PARTNERS, S.A.]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by ROCCA & PARTNERS S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


November 14, 2002


                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                        [LETTERHEAD OF SAN FAUSTIN N.V.]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SAN FAUSTIN N.V. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


November 14, 2002


                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

         [LETTERHEAD OF SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERCA Sociedad Anonima Industrial y Comercial to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


November 14, 2002


                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                    [LETTERHEAD OF SIDERCA INTERNATIONAL APS]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERCA INTERNATIONAL ApS to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


November 14, 2002


                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                         [LETTERHEAD OF SIDERTUBES S.A.]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERTUBES S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


November 14, 2002


                                                      /s/ Fernando Mantilla
                                                      ---------------------
                                                        Fernando Mantilla
                                                         Attorney-in-fact

               [LETTERHEAD OF I.I.I. INDUSTRIAL INVESTMENTS INC.]

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by I.I.I. INDUSTRIAL INVESTMENTS Inc. to sign this statement, certify that the information set forth in this
Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


November 14, 2002


                                                      /s/ Fernando Mantilla
                                                      ---------------------
                                                        Fernando Mantilla
                                                         Attorney-in-fact

                          [LETTERHEAD OF TENARIS S.A.]

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


November 14, 2002


                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                   [LETTERHEAD OF INVERTUB SOCIEDAD ANONIMA]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by INVERTUB Sociedad Anonima to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., and SIDTAM LIMITED.


November 14, 2002


                                                      /s/ Fernando Mantilla
                                                      ---------------------
                                                        Fernando Mantilla
                                                         Attorney-in-fact

                         [LETTERHEAD OF SIDTAM LIMITED]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDTAM LIMITED to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

      Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., and INVERTUB Sociedad Anonima.


November 14, 2002


                                                      /s/ Fernando Mantilla
                                                      ---------------------
                                                        Fernando Mantilla
                                                         Attorney-in-fact

                                  TENARIS S.A.
                                 Societe Anonyme
                               23, Avenue Monterey
                                L-2086 LUXEMBOURG

                                POWER OF ATTORNEY

      The undersigned, Fernando Ricardo Mantilla, Director of TENARIS S.A., a company organized under the laws of Luxembourg, hereby constitutes and appoints CARLOS MANUEL FRANCK, FERNANDO R. MANTILLA AND CARLOS E. ZANDONA, and each of them, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13D relating to the Common Stock, of TUBOS DE ACERO DE MEXICO S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


By:
       /s/ Fernando Mantilla                Fernando R. Mantilla
                                                Director


Dated: November 12, 2002

                       I.I.I. INDUSTRIAL INVESTMENTS INC.
                             BRITISH VIRGIN ISLANDS

                                POWER OF ATTORNEY

      The undersigned, Roberto Bonatti, President of I.I.I. INDUSTRIAL INVESTMENTS Inc., a company organized under the laws of the British Virgin Islands, hereby constitutes and appoints CARLOS MANUEL FRANCK, FERNANDO R. MANTILLA AND CARLOS E. ZANDONA, and each of them, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13D relating to the Common Stock, of TUBOS DE ACERO DE MEXICO S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


By:
       /s/ Roberto Bonatti                  Roberto Bonatti
                                               President


Dated: November 12, 2002
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                                  INVERTUB S.A.

                                POWER OF ATTORNEY

      The undersigned, Carlos Manuel Frank, President of INVERTUB Sociedad Anonima, a company organized under the laws of Argentina, hereby constitutes and appoints CARLOS MANUEL FRANCK, FERNANDO R. MANTILLA AND CARLOS E. ZANDONA, and each of them, as attorneys or attorney of the undersigned with full power of substitution and resubstitution, to sign on its behalf a Statement on Schedule 13D relating to the Common Stock, of TUBOS DE ACERO DE MEXICO S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


By:
       /s/ Carlos M. Franck                 Carlos M. Franck
                                                Director


Dated: November 12, 2002